

December 2, 2010

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital – Retail Centers of America, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital – Retail Centers of America, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed November 3, 2010**
> **File No. 333-169355**

Dear Mr. Schorsch:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 4 and 5 of our letter dated October 14, 2010. Please note that you are responsible for analyzing your share repurchase program in light of the applicable regulations. As such, we are not taking a position on the conclusions described in your responses.

2. We note that you are registering $359,500,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2) of Regulation C.

Prospectus Cover Page

3.   We note your response to comment 6. It appears that you are only using a 9 point font size. Please note that Rule 420 of Regulation C requires text to be in a least 10 point modern type. Please revise your disclosure here accordingly and consider removing disclosure not required by Item 501 of Regulation SK or Industry Guide 5.

Prospectus Summary, page 1

4.   We note your response to comment 11 of our letter dated October 14, 2010 that "reasonable best efforts" means that the dealer manager is "only required to use its good faith best efforts and reasonable diligence to sell the shares." It remains unclear how a "reasonable best efforts" offering differs from a "best efforts" offering. Please revise your disclosure in this section to clarify how a "reasonable best efforts" offering differs from a best efforts offering.

Risk Factors, page 21

Our sponsor has borrowed funds from the service provider …, page 28

5.   Please expand your disclosure in this risk factor to discuss the risks and conflicts presented by the outstanding loan to your sponsor.

If you do not agree with the decisions of our board …, page 31

6.   We note your response to comment 26 of our letter dated October 14, 2010. We were not able to locate the revisions that clarify how this risk is specific to you. Please revise or advise.

Estimated Use of Proceeds, page 55

7.   Please tell us why the acquisition fees and expenses are not based on 1% and .5%.

Market Overview, page 57

8.   We note your response to comment 30 of our letter dated October 14, 2010. We will continue to monitor your filing in this regard. Please ensure that you use the most recent information available.

Management, page 59

The Advisor, page 69

9.   We note your response to comment 34 of our letter dated October 14, 2010. We note your disclosure that your advisor "may be deemed to owe fiduciary duties to [you]." Please

clearly state whether your advisor owes you fiduciary duties. Additionally, please identify any other parties that owe you fiduciary duties.

10. We note that the advisor is "indirectly majority owned and controlled by Messrs. Schorsch and Kahane." Please revise to clarify the indirect ownership and identify the remaining owners.

11. It is not clear from your response to comment 35 whether the 48 persons are the advisor's employees or are only "made available" to them from your sponsors. Please clarify.

12. We note the revised disclosure here and on page 74. However, it remains unclear why the advisory agreement and the services agreement are not between you and the advisor's affiliates or the service provider's affiliates that will actually supply the personnel that will manage your operations. Also, the business purpose behind you not being a party to the service agreement remains unclear. Please clarify.

13. In connection with the preceding comment, please clarify if your advisor has any assets with which to remedy any breach of the advisory agreement or fiduciary duties created by the advisor's or service provider's affiliates.

The Services Agreement, page 73

14. We note your response to comment 37 of our letter dated October 14, 2010. Please disclose the purpose of this loan. Also, please tell us why you believe this does not represent a related party transaction considering the repayment is sourced from your fees, the services are provided for your benefit, and the participation of your sponsor.

Management Compensation, page 77

15. We are unable to determine how you calculated $9,292,500 for acquisition fees or $4,646,250 for acquisition expenses for the maximum offering assuming the maximum leverage of approximately 75%. Please provide calculations detailing how you determined these amounts.

16. We note your revision to your filing for the financing coordination fee. We are unable to determine how you calculated these amounts. Specifically, it appears that you have used the total purchase price rather than the financing amount in your calculation. Please provide calculations detailing how you determined these amounts.

17. We note your response to comment 40 of our letter dated October 14, 2010. Under "Operating Expenses," please disclose the other services you will reimburse your advisor for during the operational stage. Also, in response to comment 45, you state that the asset management fee is not intended to cover the expenses of providing the management services. Please revise the disclosure to reflect your response and clarify that the fees serve as a profit for the sponsors, if true.

18.   We note your response to comment 41 of our letter dated October 14, 2010. Please revise your disclosure on page 9 to also reflect that reimbursements will include your officers' compensation. Further, because such salary reimbursements would come from you and pay for the officers' activities related to your operations, it is not clear from your response why such reimbursements would not be subject to the disclosure requirements of Item 402 of Regulation S-K. Please provide further clarification.

19.   We note your response to comment 42 of our letter dated October 14, 2010 and the revised disclosure on page 77 that you "are not required to reimburse [your] advisor for any fees paid to the service provider." However, you immediately contradict the noted disclosure by stating that the "expenses reimbursed to our advisor may include expenses incurred by the service provider, but only to the extent that such expenses would be reimbursable to the extent they would be reimbursable if directly incurred by our advisor." Please revise to clearly explain the reimbursements you will pay to the service provider.

20.   We note your response to comment 44 of our letter dated October 14, 2010. Please clarify, by footnote disclosure or otherwise, what constitutes "other similar non-cash reserves."

21.   We note your response to comment 47 of our letter dated October 14, 2010. Please revise your disclosure to clarify that, pursuant to your Articles of Amendment and Restatement, you are only required to provide a 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors. Also, if you may reduce the amount to be paid to investors from 7% to 6%, please clarify such ability.

Conflicts of Interest, page 88

22.   We note that your affiliates currently have a number of other programs in registration or in the fund raising stage. Please revise your disclosure to specifically address the conflicts associated with managing and raising funds for all of these affiliated companies at the same time. Also, please discuss the conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities.

23.   We note that the loan from your service provider to your sponsor impacted your decision in selecting the service provider. Please expand your disclosure in this section to address this conflict and any other conflicts presented by this arrangement.

24.   We note your response to comment 49 of our letter dated October 14, 2010 that the limitation does not apply to commission paid to your dealer manager. Please clarify whether the limitation applies to sales commissions related to real property transactions and explain if it is different from the cumulative return requirement associated with the various incentive fees. Also, please clarify if the fees associated with property sales remain accrued and outstanding while the limitation is in place.

Investment Strategy, Objectives, and Policies, page 95

Disposition Policies, page 104

25.   We note your revised disclosure in this section that was duplicated from footnote 4 on page 84. Please expand your conflicts of interest disclosure to address the incentive your advisor has to recommend selling and reinvesting assets, regardless of the quality of the investment. Additionally, please add a risk factor to address the risks associated with this compensation arrangement.

26.   Please explain what you mean by your statement: "Additionally, once the proceeds from this offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all assets acquired." Please explain whether this has an impact on fees associated with reinvestments.

Prior Performance Summary, page 115

27.   Please tell us why you have not included ARC Growth Partnership, LP with your aggregated non-public programs disclosure. Additionally, please advise why you have not included separate disclosure regarding ARC Growth Fund, LP.

Summary Information, page 115

28.   We note you disclosure that the public program, American Realty Capital Trust (ARCT), commenced operations in March 2008. In Table III, you disclose that this program commenced operations in August 2007. Please revise your disclosure, as appropriate, to reconcile.

29.   We note the revised disclosure that the information is current for all programs "in existence as of December 31, 2009." Please note that the disclosure requested by Item 8 of Industry Guide 5 is not limited to only programs in existence. Please revise to clarify if this summary encompasses your sponsors' experiences in the last 10 years with other programs.

Other Investment Programs of Mr. Schorsch and Mr. Kahane, page 120

30.   We note your response to comment 61 that the proceeds were not raised from passive investors. As such, it is not clear how you determined that this entity constitutes a program that is relevant and should be included in this section. Please clarify.

Share Repurchase Program, page 157

31.   We note that you have revised to remove the 30 day notice provision. Please advise us how shareholders will be notified of changes to your program and whether shareholders

will have sufficient notice to make informed decisions regarding whether to submit their shares for repurchase.

Summary of our Organizational Documents, page 160

Limitation on Total Operating Expenses, page 165

32.   We note your disclosure that your advisor must begin reimbursing you in certain situations upon the earlier to occur of "(a) the fifth fiscal quarter after you make [your] first investment and (b) six months after the commencement of the offering." Please clarify how subclause (a) could occur prior to subclause (b).

Prior Performance Tables, page A-1

33.   We note your response to comment 70. We continue to consider your response and may have further comments.

Table I, page A-2

34.   It appears that your Table I disclosures deviate from the format provided by Industry Guide 5. Please tell us the basis for your deviations.

Table III, page A-6

35.   Please clarify how you determined that the distributions made by ARCT were wholly from operating cash flow when your cash used by operations was approximately $2.5 million.

36.   We note that you have included the interest paid to investors as part of your interest expense line item for your note programs. Please tell us why separate disclosure of the interest paid to investors is not material. To the extent that cash flow from operations did not fully fund interest payments to investors, please revise to disclose the remaining funding source.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Jennifer Monick at (202)551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)5 51-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

cc: Peter M. Fass, Esq. (*via facsimile*)